FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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		Page
Item		Number

1.	Telefónica – Facility Agreement	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Today, TELEFÓNICA has executed a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount up to eight thousand (8,000) million euro.
This Facility Agreement is divided into two tranches: the first one, a three-year term loan facility, in an aggregate amount up to five thousand (5,000) million euro and the second one, a five-year revolving credit facility, in an aggregate amount up to three thousand (3,000) million euro. The first tranche includes an option to extend the original maturity for an additional year, subject to the lenders consent.
The proceeds obtained from this Facility Agreement will be used: (i) some of them, to refinance part of the TELEFONICA’s existing debt and (ii) another part of them, for the acquisition of the shares of Brasilcel, N.V. (company jointly owned by TELEFONICA and Portugal Telecom SG SGPS, S.A., and which owns shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom SG SGPS, S.A..
Madrid, July 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 28th, 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies

Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors